                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 (Amendment No.)


                            Precision Auto Care, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74018R-105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   April 2003
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1(b)
    [_] Rule 13d-(c)
    [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP No. 74018R105
________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust Corporation
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b)  [_]
________________________________________________________________________________
3.  SEC USE ONLY

________________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware corporation
________________________________________________________________________________
NUMBER OF        5. SOLE VOTING POWER             0
SHARES         _________________________________________________________________
BENEFICIALLY     6. SHARED VOTING POWER           0
OWNED BY       _________________________________________________________________
EACH             7. SOLE DISPOSITIVE POWER        0
REPORTING      _________________________________________________________________
PERSON           8. SHARED DISPOSITIVE POWER      0
 WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*     [_]           N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0.0%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON

         HC
________________________________________________________________________________


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CUSIP No.     74018R-105
________________________________________________________________________________
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust Company
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b)  [_]
________________________________________________________________________________
3.  SEC USE ONLY

________________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware banking corporation
________________________________________________________________________________
NUMBER OF       5.   SOLE VOTING POWER            0
SHARES         _________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER          0
OWNED BY       _________________________________________________________________
EACH            7.   SOLE DISPOSITIVE POWER       0
REPORTING      _________________________________________________________________
PERSON          8.   SHARED DISPOSITIVE POWER     0
 WITH:
________________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*       [_]           N/A
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      0.0%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON*

         BK
________________________________________________________________________________



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________________________________________________________________________________
Item 1(a).  Name of Issuer:

                            Precision Auto Care, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

                            748 Miller Drive, SE
                            Leesburg, VA 20175
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation and Wilmington Trust Company
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890
________________________________________________________________________________
Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

            Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:
                                   74018R-105

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

        Wilmington Trust Company is a Bank and a direct, wholly-owned subsidiary of Wilmington Trust Corporation.

(c)     [_] Insurance company as defined in Section 3(a)(19) of the
            Exchange Act.






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(d)     [_] Investment company registered under Section 8 of the Investment
            Company Act.

(e)     [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)     [_] An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)     [X] A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

         Wilmington Trust Corporation is a Parent Holding Company.

(h)     [_] A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)     [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)     [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Wilmington Trust Corporation and Wilmington Trust Company are a Group.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          Wilmington Trust Corporation: no shares
          Wilmington Trust Company: no shares

     (b) Percent of class:

          Wilmington Trust Corporation:   0.0%
          Wilmington Trust Company:       0.0%

     (c) Number of shares as to which Wilmington Trust Corporation has:

          (i) Sole power to vote or to direct the vote no shares
         (ii) Shared power to vote or to direct the vote no shares
        (iii) Sole power to dispose or to direct the disposition of no shares
         (iv) Shared power to dispose or to direct the disposition of no shares






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     (d) Number of shares as to which Wilmington Trust Company has:

          (i)   Sole power to vote or to direct the vote no shares
          (ii)  Shared power to vote or to direct the vote no shares
          (iii) Sole power to dispose or to direct the disposition of no shares
          (iv) Shared power to dispose or to direct the disposition of no shares

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[X]
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:          BK

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:      HC
         Wilmington Trust Company:          BK

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Not applicable.
________________________________________________________________________________
Item 10. Certifications.



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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2003              WILMINGTON TRUST CORPORATION
                           WILMINGTON TRUST COMPANY

                           By: Michael A. DiGregorio
                               --------------------------------
                               Michael A. DiGregorio
                               Vice President





Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).







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                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                           Wilmington, Delaware 19890




June 16, 2003



United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549




Dear Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format a Final Schedule 13-G reflecting no beneficial ownership as of April 2003 by Wilmington Trust Company, with respect to the following issuer and security:

                     Precision Auto Care, Inc. Common Stock

Please contact me if there are any questions regarding this filing.

Sincerely,



Sharon C. Roy
----------------------------
Sharon C. Roy
Compliance Counsel

Telephone Number (302) 651-8378